May 21, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mariam Mansaray
Mitchell Austin

Re:	Sify Technologies Limited Registration Statement on Form F-1

Ladies and Gentlemen:

Sify Technologies Limited hereby requests that its Registration Statement on Form F-1 (File No. 333-278152), as amended, filed with the Securities and Exchange Commission on March 21, 2024, be declared effective at 4:00 p.m. (New York time) on May 22, 2024, or as soon thereafter as practicable.

Very truly yours,

By:	/s/ M. P. Vijay Kumar
M. P. Vijay Kumar
Whole-time Director and Chief Financial Officer